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                                                     Filed by Allen Telecom Inc.
                                                   Commission File No. 001-06016
                           Pursuant to Rule 425 under the Securities Act of 1933
                                             Subject Company: Allen Telecom Inc.
                                                  Commission File No. 333-104177

         This document is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934.

         On June 20, 2003, the following document was posted on Allen Telecom Inc.'s Intranet and Allen distributed the document to certain Allen employees.

     ANDREW-ALLEN TRANSACTION Q&A - US-BASED ALLEN EMPLOYEE 401(K) BENEFITS
                                    JUNE 2003


Allen employees have been asking many questions about what changes will be made to the Allen Telecom Inc. employee benefit plans as a result of the impending merger with Andrew Corporation. Please note that all of your current benefits and policies remain in effect, as is, post merger. A team of HR representatives from both Allen and Andrew are reviewing the current practices and will be making recommendations to senior management as to possible changes. Changes to benefits and policies will be communicated in advance allowing for transition time. In particular, your current welfare plans (medical, dental, flexible spending accounts, life, disability, etc.) will continue, as is, through the remainder of 2003. The current 401k plan recommendations are discussed below. Vacation, holiday and other policies will continue under the current practices until decisions have been made on how and when to transition.

For more information, please read the questions and answers below. Additional information will be provided as it becomes available.

Q. WHAT WILL HAPPEN WITH THE ALLEN TELECOM INC EMPLOYEE BEFORE-TAX SAVINGS PLAN (ALLEN'S 401(K) PLAN) AFTER THE OFFICIAL ANDREW-ALLEN MERGER DATE?

A. Following the official merger date, the Allen 401(k) plan will continue to be administered by Charles Schwab. The Allen 401(k) plan will be continued except that employees will no longer have the ability to purchase Allen common stock through the plan because Allen common stock will cease to exist after the merger date. In lieu of Allen common stock, employees will have the opportunity to purchase Andrew common stock under the plan, although not at a discount.

Q. SINCE THE ALLEN COMMON STOCK FUND WILL NO LONGER EXIST AFTER THE MERGER DATE, WHAT WILL HAPPEN TO THE EXISTING SHARES OF ALLEN COMMON STOCK THAT ARE IN MY 401(K) ACCOUNT?

A. On the official merger date, any shares of Allen common stock that are in your Allen 401(k) plan account will be converted into shares of Andrew common stock. Your account will receive 1.775 shares of Andrew common stock for each share of Allen common stock currently held in your account.

Q. IF I HAVE ELECTED TO PURCHASE ALLEN COMMON STOCK THROUGH THE ALLEN 401K PLAN, WHAT WILL HAPPEN WITH THE PERCENTAGE I HAVE ALLOCATED TO BUY ALLEN COMMON STOCK AFTER THE MERGER DATE?

A. Since the Allen common stock fund will be converted into the Andrew common stock fund on the effective date of the merger, any percentage of your deferrals that you have allocated to the Allen common stock fund will be allocated to purchase shares of Andrew common stock in the Andrew common stock fund (please note that Andrew common stock will not be purchased at a discount).

 THIS DOCUMENT CONSTITUTES PART OF A PROSPECTUS COVERING SHARES OF ALLEN COMMON
       STOCK THAT HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933.

  THIS MEMORANDUM DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY THE ANDREW SECURITIES DESCRIBED IN THIS MEMORANDUM IN ANY STATE OR
       JURISDICTION TO ANY ENTITY OR PERSON TO WHOM IT IS UNLAWFUL TO MAKE
                             SUCH AN OFFER OR SALE.

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Q. IF I WANT TO MAKE CHANGES TO MY 401(K) INVESTMENT ALLOCATIONS, HOW CAN I DO
SO?

A. You can continue to make changes to your 401(k) allocations, either before or after the merger, by calling the SchwabPLAN hotline at 1-800-schplan or through www.schwabplan.com.

Q. WILL THE ALLEN 401(K) PLAN CONTINUE TO EXIST AS IT IS TODAY FOR THE LONG
TERM?

A. No. The Allen 401(k) plan is expected to be combined with the Andrew 401(k) plan by the end of this calendar year.

Q. WHEN WILL MY 401(K) CONTRIBUTIONS NO LONGER GO INTO THE ALLEN 401(K) PLAN, BUT INSTEAD GO INTO THE ANDREW 401(K) PLAN?

A. The 401(k) payroll deductions for October of 2003 will go into the Andrew 401(k) plan. The investment fund choices under the Andrew 401(k) plan are not the same as the investment fund choices under the Allen 401(k) plan. By the end of the 2003 calendar year, existing Allen 401(k) plan balances (including loans) are expected to be transferred into the Andrew 401(k) plan and investment fund choices. More details concerning this transfer will be forthcoming.

Q. IF I AM EMPLOYED IN NORTHERN VIRGINIA AT EITHER COMSEARCH OR GRAYSON WIRELESS, WILL I GET MY PROFIT SHARING CONTRIBUTION FOR 2003?

A. If you are employed at either Comsearch or the Reston, VA office of Grayson Wireless on September 30, 2003, you will get 75% of the 2003 profit sharing contribution into the 401(k) Plan. Thereafter, retirement benefits will be provided through Andrew's 401(k) Plan.

Q. WHEN WILL I FIND OUT MORE ABOUT THE ANDREW 401(K) PLAN?

A. Employee on-site meetings about the Andrew 401(k) plan will be held in August and September of 2003.

Q. AS A PARTICIPANT IN THE ALLEN 401(K) PLAN, WILL I HAVE A VOTE ON THE ANDREW-ALLEN MERGER?

A. Yes, but only if you have Allen common stock as one of your investments. As a participant in the Allen 401(k) plan, you will be receiving materials being sent to all shareholders of Allen relating to the Special Meeting of Allen, which will be held on or about July 15, 2003. To direct the Allen 401(k) plan trustee how to vote the shares of Allen common stock held in your account under the Allen 401(k) plan, simply mark your choices on the back of the Voting Instruction Card you will receive and return it to the address provided on the postage-paid envelope at least five days prior to the Special Meeting of Allen.

ADDITIONAL INFORMATION AND WHERE TO FIND IT
On June 10, 2003, Andrew filed a registration statement on Form S-4 with the SEC in connection with the transaction containing a definitive joint proxy statement/prospectus regarding the transaction. Investors and security holders of Andrew and Allen are urged to read the definitive joint proxy statement/prospectus filed with the SEC on June 10, 2003 and any other relevant materials filed by Andrew or Allen with the SEC because they contain important information about Andrew, Allen and the transaction. The definitive joint proxy statement/prospectus was sent to Andrew and Allen security holders of record as of May 27, 2003 on or about June 12, 2003 seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus as well as other documents filed by Andrew and Allen with the SEC at the SEC's website at www.sec.gov. A free copy of the definitive joint proxy statement/prospectus and such other documents may also be obtained


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from Andrew or Allen. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials before making any voting or investment decision with respect to the transaction. Andrew and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Andrew and Allen in favor of the transaction. Information regarding the interests of Andrew's officers and directors in the transaction is included in the definitive joint proxy statement/prospectus filed with the SEC on June 10, 2003. Allen and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Andrew and Allen in favor of the transaction. Information regarding the interests of Allen's officers and directors in the transaction is included in the definitive joint proxy statement/prospectus filed with the SEC on June 10, 2003.



















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